Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-127405

SUPPLEMENT NO. 11 DATED MARCH 26, 2008 TO THE PROSPECTUS

DATED JULY 20, 2007 OF CB RICHARD ELLIS REALTY TRUST.

We are providing this Supplement No. 11 to you in order to supplement our prospectus dated July 20, 2007. This supplement provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 5 dated October 19, 2007, Supplement No. 7 dated January 17, 2008, Supplement No. 8 dated February 11, 2008, Supplement No. 9 dated March 7, 2008 and Supplement No. 10 dated March 17, 2008. Capitalized terms used in this Supplement No. 11 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

DESCRIPTION OF PROPERTIES

The following information should be read in conjunction with the information in our prospectus, including the section “Risk Factors.”

Property Acquisitions

Thames Valley Five

On March 20, 2008, we acquired a fee interest in Thames Valley Five located at 400 Thames Valley Park Drive, Reading, United Kingdom from an unrelated third-party. We acquired Thames Valley Five for approximately £13,795,000 ($27,664,000 assuming an exchange rate of $2.01/£1.00), exclusive of customary closing costs and stamp duty fees, which was funded using net proceeds from our initial public offering. Upon closing, we paid our Investment Advisor an acquisition fee of approximately $277,000. This acquisition fee is not included in the £13,795,000 ($27,664,000) acquisition cost of Thames Valley Five.

Thames Valley Five consists of a four story office building and surface parking lot completed in 1998. The office building is 100% leased to Regus (United Kingdom) Ltd, a subsidiary of Regus Group PLC, one of the world’s largest providers of outsourced workplace solutions, under a lease that expires in November 2013.